Filed Pursuant to Rule 424(b)(3)
File Nos. 333-197227 and 333-197227-01

PROSPECTUS SUPPLEMENT NO. 6
to Prospectus dated March 23, 2015

Offering Amount $1,000,000,000

GWG HOLDINGS, INC.

a Delaware corporation

1,000,000 Units of L Bonds

This “Prospectus Supplement No. 6 — Supplement to Prospectus dated March 23, 2015,” supplements our prospectus dated March 23, 2015 (comprising a part of our post-effective amendment to registration statement on Form S-1/A, filed with the SEC on March 13, 2015) (SEC File Nos. 333-197227 and 333-197227-01), as earlier supplemented by sticker supplement no. 3 and sticker supplement no. 4, and our earlier issued Prospectus Supplement No. 5 dated November 12, 2015 (collectively referred to simply as our “prospectus”). GWG Life, LLC, a Delaware limited liability company and wholly owned subsidiary of GWG Holdings, Inc., is also a registrant under the referenced registration statement solely by virtue of it being a guarantor of the L Bond Units offered hereby (the “L Bonds”). You should read this supplement together with the prospectus since the information contained herein supplements the information contained in the prospectus. Capitalized terms contained in this supplement have the same meanings as in the prospectus unless otherwise stated herein.

Investing in our L Bonds involves a high degree of risk, including the risk of losing your entire investment. See the “Risk Factors” section of our prospectus for the risks you should carefully consider before buying our L Bonds. The L Bonds are only suitable for persons with substantial financial resources and with no need for liquidity in this investment.

The security provided for the L Bonds includes an unconditional guarantee given by GWG Life, LLC, a subsidiary of the issuer. The value of this unconditional guarantee is based almost entirely on GWG Life’s own investment in another subsidiary, the primary assets of which are pledged as collateral for the repayment of amounts borrowed from a senior lender.

NOTE OF EXPLANATION

This supplement is filed for the purpose of including in the prospectus our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2016, a copy of which is attached. The information set forth on the attachment supplements and amends the information contained in the Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This supplement is part of the prospectus and either it or its contents must accompany the prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933.

The date of this prospectus supplement is March 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 8-K

________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 8, 2016

GWG Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	None	26-2222607
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 South Sixth Street, Suite 1200, Minneapolis, MN	55402
(Address of principal executive offices)	(Zip Code)

 (612) 746-1944

(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On March 8, 2016, GWG Holdings, Inc. issued a press release reporting the financial results for its fiscal year ended December 31, 2015.

Item 7.01 Regulation FD Disclosure.

As indicated above, on March 8, 2016, GWG Holdings, Inc. issued a press release.

The information in this Report on Form 8-K is furnished to, but not filed with, the Securities and Exchange Commission solely under Items 2.02 “Results of Operations and Financial Condition” and 7.01 “Regulation FD Disclosure.” A copy of the press release reporting the information included in Items 2.02 and 7.01 is furnished as Exhibit 99.1 to this report.

Item 9.01 Financial Statements and Exhibits.

(d)     Exhibits

99.1  GWG Holdings, Inc. Press Release dated March 8, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GWG Holdings, Inc.

Date: March 8, 2016	By:	/s/ William Acheson
William Acheson
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	GWG Holdings, Inc. Press Release dated March 8, 2016

Exhibit 99.1

GWG HOLDINGS ReportS Fourth Quarter
and Full Year 2015 Financial Results

MINNEAPOLIS, MN — March 8, 2016 — GWG Holdings, Inc. (NASDAQ: GWGH) (“GWG” or “the Company”), a specialty finance company and a leader in the life insurance secondary market today announced its financial results for the fourth quarter and full year ended December 31, 2015.

Highlights:

For the Three Months Ended December 31, 2015

•         Raised $41.9 million in capital from the sale of the Company’s $1 billion L Bond offering

•         Became effective with the Company’s $100 million Redeemable Preferred Stock offering

•         Grew the Company’s portfolio life insurance to $944.8 million in face value of policy benefits covering 358 unique lives; a net growth of $65.9 million in face value of policy benefits

•         Launched the Company’s Appointed Agent Program to life insurance professionals, achieving positive results for policy submissions and indicating a growing willingness to participate in the life insurance secondary market

For the Twelve Months Ended December 31, 2015

•         GAAP Financial Information

o     Total revenue of $39.6 million, up 30% from the prior year

o     Net loss attributable to common shareholders of $6.0 million, or $1.02 per basic share

•         Non-GAAP Financial Information1

o     Adjusted Non-GAAP income of $38.3 million, or $6.48 per basic share, up 31%

o     Non-GAAP Net Asset Value $13.26 per basic share as of December 31, 20152

o     The blended internal rate of return on the portfolio is 18.5% at December 31, 20153

•         Raised $121.8 million in capital from the sale of the Company’s $1 billion L Bond offering

•         Collected $31.2 million in policy benefits, or 117% of the policy premiums paid over the same period

•         Directly originated 21% of life insurance policies acquired, i.e., Appointed Agent Program

•         Expanded the independent financial advisor network by 119% year-over-year, bringing the total number of advisors selling the Company’s investment products to over 3,200

____________

(1)      See non-GAAP Financial Measures below.

(2)      Net asset value per share is calculated as present value of the Company’s portfolio of life insurance policies using a discount rate of 6.98% (equal to the Company’s weighted average cost of financing) plus cash on hand less the sum of the Company’s interest bearing debt and preferred stock, divided by the number of basic shares outstanding.

(3)      The blended IRR is calculated as the weighted average of (a) the internal rate of return attained on matured life insurance policy benefits received to date and (b) the expected internal rate of return on life insurance policies held in the portfolio.

•         Expanded Appointed Agent Program, adding financial advisors to the Company’s growing direct policy origination capability

•         Maintained a total liquidity position of $74.4 million as of December 31, 20154

Other Recent Highlights

•         Announced a $2 million common stock repurchase program in February 2016

•         The Company’s management team rang the Nasdaq closing bell on February 2, 2016 in Times Square, New York City

•         Acquired a new management team and $4.3 million portfolio in merchant cash advance industry in February 2016. The new division, GWG MCA Capital, Inc., is led by Patrick Preece, a seasoned alternative asset class banker.

Management Commentary

“GWG strengthened its foundation in 2015 with continued portfolio growth, a strong capital raise, and an expanded financial advisor network — all creating additional shareholder value,” said Jon Sabes, GWG Holdings’ Chief Executive Officer, continuing, “The fourth quarter was particularly rewarding for GWG as we launched two important strategic initiatives — our Appointed Agent Program marketed directly to life insurance professionals, and our $100 million Redeemable Preferred Stock offering. With these initiatives in place, we believe GWG is positioned to lead development of the vast and largely untapped life insurance secondary market.”

William Acheson, GWG Holdings’ Chief Financial Officer, added, “GWG continues to create value for our shareholders by growing our life insurance portfolio and benefitting from the spread between the return we expect to achieve on the portfolio and our cost of financing. As our portfolio grows, we move towards greater diversity and actuarial predictability, which we expect may ultimately translate into lower financing costs and higher returns.”

“In 2015, GWG made tremendous progress in expanding our financial advisor network,” said Michael Freedman, President of GWG Life. “This momentum continued with the development and implementation of our proprietary Appointed Agent program whereby financial advisors in GWG’s securities selling syndicate and other financial services professionals are able to source life insurance policies for GWG. In the fourth quarter, we continued to add financial advisors to our network, increasing the number who can offer our non-correlated yield products to their clients and also act as GWG Appointed Agent in helping their clients access the market value of their life insurance in the secondary market.”

Fourth Quarter 2015 Financial Summary

Total revenue for the three months ended December 31, 2015 was $6.0 million, as compared to $14.3 million for the same period in 2014. Realized gain from policy benefits was $0.8 million and $11.6 million for the three months ended December 31, 2015 and December 31, 2014, respectively. The Company recognized $1.5 million of life insurance policy benefits in the fourth quarter of 2015 versus $14.7 million in the same period of 2014. Partially offsetting this decline in revenue from policy benefits was an increase in revenue as a result of unrealized gains associated with new life insurance policy purchases.

Total operating expenses for the fourth quarter of 2015 were $13.6 million, as compared to $10.7 million for the same period in 2014. The increase was driven by increased interest expense on higher outstanding debt balances, increased employee related costs related to increased headcount, increased legal and professional expenses due to the Company’s Redeemable Preferred Stock offering, which became effective and DTC eligible during the period and increased other expenses primarily related to temporary and contract labor costs incurred.

Total net loss attributable to common shareholders was $4.4 million, or $0.75 per basic and fully diluted share, for the three months ended December 31, 2015, compared to net income of $2.1 million, or $0.36 and $0.27 per basic

____________

(4)      Includes cash, cash equivalents, restricted cash, and policy benefits receivable plus amounts available on the senior credit facility.

and fully diluted share, respectively, for the same period in 2014. The positive performance for the three months ended December 31, 2014 was driven by the higher realized gains associated with the receipt of life insurance policy benefits in that period.

Full Year 2015 Financial Summary

Total revenue for the year ended December 31, 2015 was $39.6 million, as compared to $30.5 million for the year ended December 31, 2014, an increase of 30%. The increase in revenue was primarily due to the Company recognizing more gains from the maturing of life insurance policies. Realized gain from life insurance policy benefits was $26.7 million and $13.9 million, for the years ended December 31, 2015 and December 31, 2014, respectively. The Company recognized $31.2 million of life insurance policy benefits in 2015, as compared to $18.0 million in 2014.

Total operating expenses for the year ended December 31, 2015 were $50.5 million, as compared to $38.8 million for the full year of 2014.  The reasons for the increase year over year are similar in nature to those described above in the quarterly summary.

Total net loss attributable to common shareholders was $6.0 million, or $1.02 per basic and fully diluted share, for the twelve months ended December 31, 2015, as compared to a net loss of $6.1 million, or $1.24 per basic and fully diluted share, for the year ended December 31, 2014.

Liquidity & Capital Resources

The Company had a combined balance of cash, cash equivalents, and available borrowing capacity from its senior credit facility of $74.4 million as of December 31, 2015.

Life Insurance Portfolio Highlights

Life Insurance Portfolio Summary

Total portfolio face value of policy benefits	$944,844,000
Average face value per policy	$2,386,000
Average face value per insured life	$2,639,000
Average age of insured (yrs.)*	82.6
Average life expectancy estimate (yrs.)*	6.6
Total number of policies	396
Number of unique lives	358
Demographics	70% Males; 30% Females
Number of smokers	10
Largest policy as % of total portfolio	1.06%
Average policy as % of total portfolio	0.25%
Average annual premium as % of face value	3.41%

____________

* weighted averages.

Distribution of Policies and Policy Benefits by Current Age of Insured

Min Age	Max Age	Policies	Policy Benefits	Wtd. Avg. Life Expectancy (yrs.)	Percentage of Total Policy Benefits
90	95	30	$72,020,000	2.7	7.6%
85	89	113	$251,692,000	4.9	26.6%
80	84	127	$352,176,000	6.7	37.3%
75	79	69	$179,876,000	8.8	19.0%
70	74	35	$57,407,000	9.5	6.1%
65	69	22	$31,673,000	10.5	3.4%
Total		396	$944,844,000	6.6	100.0%

For the dates set forth below, the following table illustrates the total amount of face value of policy benefits owned, the trailing twelve months of life insurance policy benefits recognized, and premiums paid on our portfolio. The trailing 12-month benefits/premium coverage ratio indicates the ratio of policy benefits received to premiums paid over the trailing 12-month period from our portfolio of life insurance policies.

Quarter End Date	Portfolio Face Amount	12-Month Trailing Benefits Collected	12-Month Trailing Premiums Paid	12-Month Trailing Benefits/ Premium Coverage Ratio
March 31, 2012	$482,455,000	$4,203,000	$14,977,000	28.1%
June 30, 2012	489,255,000	8,703,000	15,412,000	56.5%
September 30, 2012	515,661,000	7,833,000	15,837,000	49.5%
December 31, 2012	572,245,000	7,350,000	16,597,000	44.3%
March 31, 2013	639,755,000	11,350,000	18,044,000	62.9%
June 30, 2013	650,655,000	13,450,000	19,182,000	70.1%
September 30, 2013	705,069,000	18,450,000	20,279,000	91.0%
December 31, 2013	740,648,000	16,600,000	21,733,000	76.4%
March 31, 2014	771,940,000	12,600,000	21,930,000	57.5%
June 30, 2014	784,652,000	6,300,000	22,598,000	27.9%
September 30, 2014	787,964,000	4,300,000	23,121,000	18.6%
December 31, 2014	779,099,000	18,050,000	23,265,000	77.6%
March 31, 2015	754,942,000	46,675,000	23,786,000	196.2%
June 30, 2015	806,274,000	47,125,000	24,348,000	193.6%
September 30, 2015	878,882,000	44,482,000	25,313,000	175.7%
December 31, 2015	944,844,000	31,232,000	26,650,000	117.2%

Conference Call Details

Management will host a conference call today at 5:00 pm Eastern Time to discuss the Company’s financial results. The conference call number for U.S. participants is (844) 423-9895 and the conference call number for participants outside the U.S. is (716) 247-5865. The conference ID number for both conference call numbers is 54381289. The call may also be accessed via webcast on the Company’s website at www.investors.gwglife.com.

A replay of the call will be available through Tuesday, March 15, 2016 by dialing (855) 859-2056 (U.S.) or (404) 537-3406 (international), using the passcode 54381289.

About GWG Holdings, Inc.

GWG Holdings, Inc. (NASDAQ: GWGH) is a specialty finance company and a leader in the secondary market for life insurance. GWG is dedicated to creating a vibrant secondary life insurance market for the economic benefit of seniors seeking post-retirement financial solutions, investors seeking yield derived from non-correlated assets, financial advisors seeking value-added products and services for their clients, and shareholders seeking to benefit from the growth of this marketplace. As of December 31, 2015, GWG’s growing portfolio consisted of $945 million in face value of benefits. Since 2006, GWG has purchased nearly $1.8 billion in life insurance policy benefits and paid seniors over $315 million for their policies.

For more information about GWG Holdings, email info@gwglife.com or visit www.gwglife.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “would,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about our estimates regarding future revenue and financial performance. We may not actually achieve the expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the expectations disclosed in the forward-looking statements we make. More information about potential factors that could affect our business and financial results is contained in our filings with the Securities and Exchange Commission, specifically including our registration statement on Form S-1 and any amendments and post-effective amendments thereto. Additional information will also be set forth in our future quarterly reports on Form 10-Q, annual reports on Form 10-K and other filings that we make with the Securities and Exchange Commission. We do not intend, and undertake no duty, to release publicly any updates or revisions to any forward-looking statements contained herein.

Investor Contacts:

Larry Clark (310) 622-8223

Kristen Papke (310) 622-8225

Financial Profiles, Inc.

GWGH@finprofiles.com

Media Contacts:

Rose Reifsnyder

Senior Vice President, Marketing

GWG Holdings, Inc.

(612) 840-7204

rreifsnyder@gwglife.com

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	$34,425,105	$30,662,704
Restricted cash	2,341,900	4,296,053
Investment in life settlements, at fair value	356,649,715	282,883,010
Deferred financing costs, net	2,530,481	1,569,400
Policy benefits receivable	—	1,750,000
Other assets	2,218,546	1,909,362
TOTAL ASSETS	$398,165,747	$323,070,529

LIABILITIES & STOCKHOLDERS’ EQUITY
LIABILITIES
Revolving credit facility	$65,011,048	$72,161,048
Series I Secured Notes payable	23,287,704	27,616,578
L Bonds	277,024,326	182,782,884
Accounts payable	1,517,440	1,203,575
Interest payable	12,340,061	11,128,519
Other accrued expenses	1,060,786	514,434
Deferred taxes, net	1,763,968	5,273,555
TOTAL LIABILITIES	$382,005,333	$300,680,593

STOCKHOLDERS’ EQUITY
CONVERTIBLE PREFERRED STOCK
(par value $0.001; shares authorized 40,000,000; shares outstanding 2,781,735 and 2,738,966; liquidation preference of $20,800,000 and $20,542,000 on December 31, 2015 and 2014, respectively)	20,799,841	20,527,866

COMMON STOCK
Common stock (par value $0.001: shares authorized 210,000,000; shares issued and outstanding 5,941,790 and 5,870,193 on December 31, 2015 and 2014)	5,942	5,870
Additional paid-in capital	17,149,391	16,257,686
Accumulated deficit	(21,794,760)	(14,401,486)
TOTAL STOCKHOLDERS’ EQUITY	16,160,414	22,389,936

TOTAL LIABILITIES & EQUITY	$398,165,747	$323,070,529

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31, 2015	December 31, 2014
REVENUE
Gain on life settlements, net	$5,934,446	$14,296,610
Interest and other income	17,734	36,471
TOTAL REVENUE	5,952,180	14,333,081

EXPENSES
Interest expense	8,438,930	6,985,470
Employee compensation and benefits	1,829,134	1,445,362
Legal and professional fees	1,164,521	711,467
Other expenses	2,137,949	1,537,582
TOTAL EXPENSES	13,570,534	10,679,881

INCOME (LOSS) BEFORE INCOME TAXES	(7,618,354)	3,653,200
INCOME TAX EXPENSE (BENEFIT)	(2,844,682)	1,728,051

NET INCOME (LOSS)	(4,773,672)	1,925,149
Loss (income) attributable to preferred shareholders	344,462	206,284
INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(4,429,210)	$2,131,433

NET INCOME (LOSS) PER COMMON SHARE
Basic	$(0.75)	$0.36
Diluted	$(0.75)	$0.27

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	5,941,790	5,870,193
Diluted	5,941,790	7,961,521

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31, 2015	December 31, 2014
REVENUE
Gain on life settlements, net	$39,381,003	$30,416,127
Interest and other income	251,249	60,448
TOTAL REVENUE	39,632,252	30,476,575

EXPENSES
Interest expense	31,587,960	26,716,798
Employee compensation and benefits	8,010,020	4,969,636
Legal and professional fees	3,152,783	2,339,235
Other expenses	7,784,350	4,815,434
TOTAL EXPENSES	50,535,113	38,841,103

(LOSS) INCOME BEFORE INCOME TAXES	(10,902,861)	(8,364,528)
Income tax (benefit) expense	(3,509,587)	(2,401,619)

NET LOSS	(7,393,274)	(5,962,909)
Income attributable to preferred shareholders	1,386,110	(138,374)
LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(6,007,164)	$(6,101,283)

NET LOSS PER COMMON SHARE
Basic	$(1.02)	$(1.24)
Diluted	$(1.02)	$(1.24)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	5,906,761	4,909,657
Diluted	5,906,761	4,909,657

Non-GAAP Financial Measures

GWG uses non-GAAP financial measures for evaluating financial results, planning and forecasting, and maintaining compliance with covenants contained in borrowing agreements. The application of current GAAP standards during a period of significant growth in the Company’s business, in which period the Company is building a large and actuarially diverse portfolio of life insurance, results in current period operating performance that may not be reflective of the Company’s long-term earnings potential. Management believes that the Company’s non-GAAP financial measures permit investors to better focus on this long-term earnings performance without regard to the volatility in GAAP financial results that can occur during this phase of growth.

Non-GAAP financial measures disclosed by GWG are provided as additional information to investors in order to provide an alternative method for assessing our financial condition and operating results. These non-GAAP financial measures are not in accordance with GAAP and may be different from non-GAAP measures used by other companies, including other companies within our industry. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for comparable amounts prepared in accordance with GAAP. A reconciliation of GAAP to the non-GAAP financial measures described above can be found below.

Adjusted Non-GAAP Net Income. Our credit facility requires us to maintain a positive net income calculated on an adjusted non-GAAP basis. We calculate the adjusted net income by recognizing the actuarial gain accruing within our life insurance policies at the expected internal rate of return of the policies we own without regard to fair value. We net this actuarial gain against our adjusted costs during the same period to calculate our net income on a non-GAAP basis.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
GAAP net income	$(4,773,672)	$1,925,149	$(7,393,274)	$(5,962,909)
Unrealized fair value gain(1)	(12,719,696)	(8,954,753)	(39,371,059)	(39,928,003)
Adjusted cost basis increase(2)	14,081,661	11,676,348	52,069,538	44,832,964
Accrual of unrealized actuarial gain(3)	10,148,988	7,217,742	31,565,766	30,426,909
Total adjusted non-GAAP income(4)	$6,737,279	$11,864,486	$36,870,970	$29,368,962
Adjustments to income	344,462	206,284	1,386,110	(138,374)
Non-GAAP income attributable to common shareholders	7,081,741	12,070,770	38,257,080	29,230,588
Net income per share:
Basic	1.19	2.06	6.48	5.95
Diluted	0.88	1.52	4.79	4.04
Average shares outstanding:
Basic	5,941,790	5,870,193	5,906,761	4,909,657
Diluted	8,024,807	7,961,521	7,979,841	7,227,787

____________

(1)      Reversal of unrealized fair value gain of life insurance policies for current period.

(2)      Adjusted cost basis is increased to include those expenses which are not capitalized under GAAP

(3)      Accrual of actuarial gain at expected internal rate of return based on the investment cost basis for the period.

(4)      We must maintain an annual positive consolidated net income, calculated on a non-GAAP basis, to maintain compliance with our revolving credit facility with DZ Bank/Autobahn.

Non-GAAP Net Asset Value. The non-GAAP net asset value attempts to measure the economic value of the Company’s common equity by netting interest-bearing debt and the redemption value of the Company’s outstanding Series A preferred stock against the value of the Company’s portfolio of life insurance (discounted at our weighted-average cost of financing) and cash and cash equivalents at the end of the measurement period. Management believes this is a useful way to view the common equity value attributable to the current yield spread in the Company’s portfolio of life insurance.

	As of December 31, 2015	As of December 31, 2014
Life insurance portfolio policy benefits	$944,844,000	$779,099,000
Discount rate of future cash flows	6.98%	7.24%
Net present value of life insurance policy benefits	$435,738,000	$347,786,000
Cash and cash equivalents	$36,767,000	$34,959,000
Interest bearing debt	$(370,760,000)	$(286,585,000)
Preferred stock redemption value	$(22,949,000)	$(22,596,000)
Net asset value	$78,796,000	$73,564,000
Per share	$13.26	$12.53
Shares outstanding (basic)	5,941,790	5,870,193

The weighted average cost of capital discount rate used in this calculation is separate and distinct from the discount rate used to determine the GAAP fair value of the portfolio of life insurance policies as described in our most recent form 10-K.

Non-GAAP Blended Portfolio Internal Rate of Return. The non-GAAP blended portfolio internal rate of return is calculated as the weighted average (by face amount of policy benefits) of (a) the internal rate of return attained on matured life insurance policy benefits received to date and (b) the expected internal rate of return on life insurance policies held in the portfolio. By weighting actual and expected results on our portfolio we can better measure and isolate the yield performance of the portfolio over time regardless of our current period GAAP results. This is especially important during the growth phase of the portfolio when the GAAP earnings from the portfolio may not be scaled relative to the Company’s total cost base.